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                                                                    EXHIBIT 99.1

Company number 1890236


                            THE COMPANIES ACT 1985

                            PUBLIC LIMITED COMPANY

                                  RESOLUTIONS

                                      of

                              BRIGHT STATION PLC

                            Passed on 6th July 2001



AT AN EXTRAORDINARY GENERAL MEETING of the Company duly convened and held at the offices of Theodore Goddard, 150 Aldersgate Street, London EC1A 4EJ on 6 July 2001 the following resolutions were duly passed of which the resolution numbered 1 was passed as a Special Resolution and the resolutions numbered 2 to 8 were passed as Ordinary Resolutions.

                              SPECIAL RESOLUTION

1. THAT, subject to and conditionally upon the admission of the new ordinary shares of 1 pence each in the issued capital of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities becoming effective ("Admission") as detailed in the document sent to shareholders of the Company and dated 13 June 2001 (the "Prospectus"):

     (a) the authorised share capital of the Company be increased from (pound)2,500,000 to (pound)6,500,000 by the creation of an additional 400,000,000 ordinary shares of 1p each in the capital of the Company;

     (b) the Directors be authorised in accordance with section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in section 80 of the Act) up to an aggregate nominal amount of (pound)2,985,419 for the purposes of the Placing and Open Offer (as defined in the Prospectus) and the allotment of relevant securities to Hoare Govett Limited, David Matley and Daniel Wagner and to David Jefferies, James Bair and Alan Jeffries as described in the Prospectus in substitution for and to the exclusion of all previous allotment authorities granted prior to this meeting, such authority to expire on 31 August 2001;

     (c) the Directors be empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by paragraph (b) of this Resolution as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities pursuant to the Placing and Open Offer and the

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          allotment of relevant securities to Hoare Govett Limited, David Mattey and Daniel Wagner and to David Jefferies, James Bair and Alan Jeffries as described in the Prospectus and shall expire at such time as such authority expires;

     (d) the Directors be generally and unconditionally authorised in accordance with section 80 of the Act (in addition and without limitation to the authority at paragraph (b) of this Resolution but in substitution for and to the exclusion of all previous allotment authorities granted prior to this meeting) to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount of (pound)1,557,444, provided that this authority shall expire on 5 July 2006 save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if such authority had not expired;

     (e) the Directors be empowered pursuant to section 95 of the Act to allot equity securities for cash pursuant to the authority conferred by paragraph (d) of this resolution as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

          (i) in connection with any rights issue or other offering of new equity securities in favor of the holders of equity securities of the Company where the new equity securities attributable to the interests of such persons are proportionate (as nearly as may be) to the respective numbers of the relevant equity securities shares held by them (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractions of such securities, record dates or the issue and/or transfer and/or holding of any securities in uncertificated form or legal or practical problems arising under the laws of, or the requirements of any regulatory body or any stock exchange in any territory); and/or

          (ii)   pursuant to the acceptance of any scrip dividend offer; and/or

          (iii) pursuant to the terms of warrants to subscribe for equity securities or any share option scheme or plan or any plan or option scheme in respect of American Depositary Shares for employees and directors of the Company approved by the Company in general meeting; and/or

          (iv)   (otherwise than pursuant to paragraphs (i), (ii) or (iii)
                 above) having in the case of relevant shares (as defined for the purposes of Section 89 of the Act), a nominal amount or, in the case of other equity securities, giving the right to
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                 subscribe for or convert into relevant shares, having a nominal amount not exceeding in aggregate (pound)233,617,

          and shall expire at such time as the general authority conferred on the Directors by paragraph (d) of this resolution expires save that the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such an offer or agreement as if such power had not expired; and

     (f)  the Company's name be changed to "Smartlogik Group plc".


                              ORDINARY RESOLUTIONS

2.   THAT

     (a) the amendments to the Company's 1994 Executive Stock Option Scheme, the 1994 Unapproved Executive Share Option Scheme, the 1994 Savings Related Share Option Scheme, the 1997 US Stock Option Plan, the 1998 US Employee Stock Purchase Plan and the Long Term Incentive Plan ("the Share Schemes"), which amendments have been summarised in a document comprising a prospectus issued by the Company on 13 June 2001 and being in substantially the same form as the draft amendments shown in the rules of the respective Share Schemes submitted to the meeting and signed by the Chairman thereof for the purposes of identification be and are hereby approved and adopted; and

     (b) the Directors be and they are hereby authorised to do all acts and things that they consider necessary or desirable to carry the amendments to the respective Share Schemes into effect, including without limitation, for the purpose of obtaining or maintaining the approval of any relevant tax authority or compliance by them with any relevant tax legislation.

3. THAT, subject to and conditionally upon the passing of resolutions 1 and 2 above, the Directors be authorised to grant options to David Jefferies, James Bair and Alan Jeffries on the terms set out in the document sent to shareholders of the Company on 13 June 2001.

4. THAT, subject to and conditionally upon the passing of resolutions 1 and 2 above, David Jefferies be appointed a director of the Company.

5. THAT, subject to and conditionally upon the passing of resolutions 1 and 2 above, Stephen Hill be appointed a director of the Company.

6. THAT, subject to and conditionally upon the passing of resolutions 1 and 2 above, Simon Canham be appointed a director of the Company.

7. THAT, subject to and conditionally upon the passing of resolutions 1 and 2 above, James Bair be appointed a director of the Company.

8. THAT, Robert Lomnitz, who was appointed as a director of the Company by the Board on 22 December 2000, be appointed a director of the Company.




                                                  ------------------------------
                                                  Chairman